SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                     (Amendment No. __) (1)

                     Intercargo Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            45844C108
                         (CUSIP Number)

                Philo Smith, 2950 Summer Street
          Stamford, Connecticut  06905   (203) 348-7365
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 20, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following pages)
                       Page 1 of 14 Pages




____________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45844C108            13D             Page 2 of 14 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Philo Smith

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               AF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               United States citizen

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               None

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               420,200

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               None

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               420,200

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               475,000

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               6.17%

14       Type Of Reporting Person
               IN

CUSIP No. 45844C108            13D             Page 3 of 14 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Philo Smith & Co., Inc.

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               AF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               None

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               88,600

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               None

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               88,600

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               88,600

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               1.16%

14       Type Of Reporting Person
               CO

CUSIP No. 45844C108            13D             Page 4 of 14 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               PSCO Partners Limited Partnership - 06-0921598

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               None

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               88,600

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               None

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               88,600

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               88,600

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               1.16%

14       Type Of Reporting Person
               PN

CUSIP No. 45844C108            13D             Page 5 of 14 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               PSCO Partners Limited Partnership Two

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               54,800

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               None

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               54,800

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               None

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               54,800

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               .71%

14       Type Of Reporting Person
               PN

CUSIP No. 45844C108            13D             Page 6 of 14 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               PSCO Fund Limited

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Bermuda

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               None

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               331,600

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               None

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               331,600

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               331,600

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               4.31%

14       Type Of Reporting Person
               IV

CUSIP No. 45844C108            13D             Page 7 of 14 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Philo Smith Capital Corporation

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               AF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               54,800

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               331,600

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               54,800

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               331,600

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               386,400

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               5.02%

14       Type Of Reporting Person
               CO

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D is filed with respect to the common stock of Intercargo Corporation ("Intercargo"), 1450
          East American Lane, 20th Floor, Schaumburg, Illinois
          60173.


ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by Philo Smith, Philo Smith
          & Co., Inc., PSCO Partners Limited Partnership, PSCO
          Partners Limited Partnership Two, PSCO Fund Limited and
          Philo Smith Capital Corporation.

          PSCO Partners Limited Partnership ("PSCO Partners") is a Connecticut limited partnership located at 2950 Summer Street, Stamford, Connecticut 06905. It is an investment partnership. Its General Partners are Philo Smith, an individual, and Philo Smith & Co., Inc., a Connecticut corporation (the "Company"), both located at 2950 Summer Street, Stamford, Connecticut 06905. The principal occupation of Philo Smith is to provide financial advisory services. The principal business of the Company is to engage in corporate finance activities, to act as General Partner of PSCO Partners, and to publish a monthly journal concerning the insurance industry.

          The directors of the Company are Philo Smith, James E. Inglis, 2950 Summer Street, Stamford, Connecticut 06905, whose principal occupation is acting as Vice President, Treasurer and Secretary of the Company, James A. Amen, 2950 Summer Street, Stamford, Connecticut 06905, whose principal occupation is acting as Vice President of the Company, and George M. Whitmore, Jr., 4 Cedarwood Drive, Greenwich, Connecticut 06830, a self-employed management consultant. The officers are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

          PSCO Partners Limited Partnership Two ("PSCO Partners Two") is a Connecticut limited partnership located at 2950 Summer Street, Stamford, Connecticut 06905. It is an investment partnership. Its General Partner is Philo Smith Capital Corporation, a Connecticut corporation ("Capital"), located at 2950 Summer Street, Stamford, Connecticut, 06905. The principal business of Capital is investment management and corporate finance. Capital's directors are Philo Smith, James E. Inglis, James A. Amen, and George M. Whitmore, Jr. The officers of Capital are Philo Smith, President, James
          E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

          PSCO Fund Limited is an open-end investment company incorporated in Bermuda and located at 6 Front Street, Hamilton 11, Bermuda. The principal business of PSCO Fund Limited is investment management. The directors of PSCO Fund Limited are Philo Smith, Dr. Ernst Baumgartner, employed by DUNA INVEST, 1010 Wien, Salztorgasse 512, Austria, Frank N.C. Lochan, Senior Vice President, Trilon Financial Corporation, BCE Place, 181 Bay Street, P. O. Box 171, Suite 4420, Toronto, Ontario, Canada, M5J 2T3, John C.R. Collis, partner, Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and David T. Smith, Senior Manager, Corporate Trust, The Bank of Bermuda Limited, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. The officers of PSCO Fund Limited are Frank N.C. Lochan, Chairman and President and David T. Smith, Vice President and Secretary. The investment advisor for PSCO Fund Limited is Capital.

          None of the reporting persons nor any of the other persons identified in this item has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None, during the past five years, has been a party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws. Each natural person identified above is a U.S. citizen except for Frank N.C. Lochan, a Canadian citizen, Dr. Ernst Baumgartner, an Austrian citizen and John C.R. Collis and David T. Smith, both of whom are British citizens.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The amount of funds expended for the shares of common stock of Intercargo held by PSCO Partners was approximately $1,168,366 (including commissions). PSCO
          Partners used cash available to it for such purchases, and no borrowed funds were involved.

          The amount of funds expended for the shares of common stock of Intercargo held by PSCO Partners Two was approximately $719,705 (including commissions). PSCO Partners Two used cash available to it for such purchases, and no borrowed funds were involved.

          The amount of funds expended for the shares of common stock of Intercargo held by PSCO Fund Limited was approximately $4,355,080 (including commissions). PSCO
          Fund Limited used cash available to it for such purchases, and no borrowed funds were involved.


                       Page 9 of 14 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the purchases by the reporting persons has been to acquire shares for investment. Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and Capital may purchase additional shares of Intercargo, from time to time, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Although none of these persons has a present intention to sell the shares anticipated to be acquired, one or all of them might determine to sell some or all of such shares based upon need for funds, price, and similar factors.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          PSCO Partners owns 88,600 shares of Intercargo common stock, or approximately 1.16% of the outstanding shares of that class. PSCO Partners Two owns 54,800 shares of Intercargo common stock, or approximately .71% of the outstanding shares of that class. PSCO Fund Limited owns 331,600 shares of Intercargo common stock, or approximately 4.31% of the outstanding shares of that class.

          Philo Smith and the Company share voting and investment power with respect to shares held by PSCO Partners. Capital has sole voting and investment power with respect to shares held by PSCO Partners Two. Philo Smith and Capital share voting and investment power with respect to shares held by PSCO Fund Limited.

          With respect to shares held by PSCO Partners, PSCO Partners Two, and PSCO Fund Limited, no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, shares of Intercargo.

          By virtue of the investment and voting arrangement described above, Philo Smith and the Company beneficially own 88,600 shares of the common stock of Intercargo, or approximately 1.16% of the outstanding, held by PSCO Partners, Capital beneficially owns 54,800 shares of the common stock of Intercargo, or approximately .71% of the outstanding, held by PSCO Partners Two, and Philo Smith and Capital beneficially own 331,600 shares of the common stock of Intercargo, or approximately 4.31% of the outstanding, held by PSCO Fund Limited.


                       Page 10 of 14 Pages

          In the past sixty days, PSCO Partners has effected the following transactions in the common stock of Intercargo, each a purchase through a normal brokerage transaction in the over-the-counter market:

          Trade Date          Number of Shares         Price

          3/9/98                    4,100              12.244
          3/16/98                  10,400              12.938
          3/20/98                  15,000              13.443

          In the past sixty days, PSCO Partners Two has effected the following transactions in the common stock of Intercargo, each a purchase through a normal brokerage transaction in the over-the-counter market:

          Trade Date          Number of Shares         Price

          3/16/98                   2,300              12.938
          3/20/98                  15,000              13.443

          In the past sixty days, PSCO Fund Limited has effected the following transactions in the common stock of Intercargo, each a purchase through a normal brokerage transaction in the over-the-counter market:

          Trade Date          Number of Shares         Price

          3/10/98                   4,000              12.313
          3/12/98                  30,000              12.833
          3/13/98                  10,000              12.875
          3/16/98                   2,300              12.938
          3/20/98                  15,000              13.443
          3/23/98                     400              13.250
          3/24/98                   8,600              13.125
          3/25/98                  12,000              13.000
          3/26/98                   5,200              12.875
          4/22/98                   5,000              12.375
          4/23/98                  20,000              12.500
          5/06/98                   4,100              12.125

          Each filing party disclaims membership with any other filing party in a "group", as that term is used in
          Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. PSCO Partners owns its shares of Intercargo separately from PSCO Partners Two and PSCO Fund Limited, and PSCO Partners Two and PSCO Fund Limited own their respective shares of Intercargo separately from each other. Although they have a common investment advisor, from whom each takes its name, and common investment goals, PSCO Partners, PSCO Partners Two and PSCO Fund Limited have no agreement or understanding for concerted action in acquiring, holding or disposing of shares of the common stock of Intercargo.


                       Page 11 of 14 Pages

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Apart from the agreements and relationship described above in this Schedule and the agreements between (a) the Company and PSCO Partners, (b) Capital and PSCO Partners Two, and (c) Capital and PSCO Fund Limited, there is no contract, arrangement, understanding or relationship among Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and Capital, nor between those parties collectively and any other person, with respect to the common stock of Intercargo.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A:   Consent to joint filing.










                       Page 12 of 14 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 4th day of May, 1998.



                              /s/ Philo Smith
                              Philo Smith


                              PHILO SMITH & CO., INC.


                              By:  /s/ Philo Smith
                                   Philo Smith, President



                              PSCO PARTNERS LIMITED PARTNERSHIP


                              By:  /s/ Philo Smith
                                   Philo Smith, General Partner


                              PSCO PARTNERS LIMITED PARTNERSHIP
                              TWO


                              By:  /s/ Philo Smith
                                   Philo Smith, President of
                                   Philo Smith Capital
                                     Corporation, General Partner


                              PSCO FUND LIMITED


                              By:  /s/ Philo Smith
                                   Philo Smith, General Manager


                              PHILO SMITH CAPITAL CORPORATION


                              By:  /s/ Philo Smith
                                   Philo Smith, President




                       Page 13 of 14 Pages

                            EXHIBIT A

                     CONSENT TO JOINT FILING


     The undersigned agree and confirm that the Schedule 13D with respect to the common stock of Intercargo Corporation to which this consent is attached as an exhibit is, and subsequent amendments thereof will be, filed on behalf of each of the undersigned.

     Dated this 4th day of May, 1998.


                              /s/ Philo Smith
                              Philo Smith


                              PHILO SMITH & CO., INC.


                              By:  /s/ Philo Smith
                                   Philo Smith, President


                              PSCO PARTNERS LIMITED PARTNERSHIP


                              By:  /s/ Philo Smith
                                   Philo Smith, General Partner


                              PSCO PARTNERS LIMITED PARTNERSHIP
                              TWO


                              By:  /s/ Philo Smith
                                   Philo Smith, President of
                                   Philo Smith Capital
                                     Corporation, General Partner


                              PSCO FUND LIMITED


                              By:  /s/ Philo Smith
                                   Philo Smith, General Manager


                              PHILO SMITH CAPITAL CORPORATION


                              By:  /s/ Philo Smith
                                   Philo Smith, President


                       Page 14 of 14 Pages